Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Currency Hedging Policy
March 31, 2008
The Dodge & Cox International Stock Fund (ISF) invests primarily in securities of foreign companies. A decline in the value of foreign currencies relative to the US-Dollar would reduce the un-hedged value of securities in those currencies.
What We Can Do:
•
The Prospectus allows the ISF to use currency forward
and futures contracts to manage currency exposure.
• The ISF will only enter into currency forward or futures
contracts for hedging and not for purposes of speculation.
• IIPC periodically evaluates whether hedging foreign
currency exposure is in the best interest of the long-term
shareholders.
Instruments
•
Forward currency contracts
are agreements to buy or sell a currency at a specified price set at the time of the contract.
•
Futures currency contracts
are bilateral agreements pursuant to which one party agrees to make, and the other agrees to accept, delivery of a specified currency at a specified future time and at a specified price. Although some futures contracts by their terms call for actual delivery or acceptance of currency, in many cases the contracts are settled with a cash payment without the making or taking of delivery of the specified currency.
*Please note, the risks, including counterparty and adverse currency movement risks, associated with investing in forward currency and futures currency contracts are described in the Fund’s Prospectus.
What We Have Done:
• To settle purchases or sales in the Fund, the ISF has used currency forward contracts to “lock-in” the US-Dollar
price of a security.
• Recently, the IIPC, with approval of the Board,
entered into forward contracts to hedge a portion of
the Fund’s Euro and British Pound exposure.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-214

TRADE-WEIGHTED DOLLAR
(weekly, Jan 1973=100)
Major Currencies*
9/7
yardeni.com
160
140
120
100
80
60
73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09

* Includes Euro Area, Canada, Japan, Mexico, United Kingdom, Switzerland, Australia and Sweden. Euro Area includes Germany, France, Italy, Netherlands, Belgium/Luxembourg, Ireland, Spain, Austria, Finland, Portugal and Greece.

Dodge & Cox  /  Investment Managers  /  San Francisco
The U.S. Dollar is Weak Against the Euro (€) and Pound (£)
March 31, 2008
ISF Launched ISF Launched
• Currency was a headwind to MSCI EAFE USD returns
from 1996 to 2001, and a tailwind thereafter because the
dollar weakened.
• Over the last 11 years, the MSCI EAFE has returned 2-
6% in local currency terms.
Euro
British Pound
• Looking at measures of purchasing power parity (PPP),
the Euro and GBP are near the extremes of their historical
valuation bands against the USD.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s website at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.
Source:
Source: Deutsche Bank
= Historical Min/Max                 = Current Rate
MSCI EAFE MSCI EAFE Dodge & Cox ISF
Return 1996-2001 4/30/01-3/31/08 4/30/01-3/31/08
Local 6% 2% 7%
FX -5% 6% 6%
USD 1% 8% 13%
Standardized Average Annual USD Returns for DODFX as of 3/31/08:
1 Year -5.1%; 5 Years 27.3%; Since Inception 13.4%.
08-214
3/31/08: 1.58,
+37%
Mar. 85: 0.66
-36%
0.6
0.8
1.0
1.2
1.4
1.6
73 77 81 85 89 93 97 01 05
0.6
0.8
1.0
1.2
1.4
1.6
PPP USD/EUR
USD/EUR
20 % Band
3/31/08: 1.98,
+31%
Feb. 85: 1.09,
-37%
Oct. 07: 2.07,
+37%
1.00
1.50
2.00
2.50
3.00
3.50
73 77 81 85 89 93 97 01 05
1.00
1.50
2.00
2.50
3.00
3.50
PPP USD/GBP
USD/GBP
20% Band